Exhibit 7

TRA. 2745-06/N

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the Option Agreement for the Transfer of Mining Rights (the “Option Agreement”) entered into by and between SOCIEDAD MINERA AUSTRIA DUVAZ, identified by Tax ID Number (RUC) 20100102171, with principal place of business for the purposes hereof at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Jaime RODRIGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09154499 and Gonzalo RODRIGUEZ MARIÁTEGUI CANY, identified by National Identity Card (DNI) 09877652, as per powers of attorney filed in Entry 11392644 of the Registry of Companies in and for Lima and El Callao, and specifically in the Minutes of the Shareholders’ Meeting of SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., dated March 14, 2004 (“DUVAZ”); and MINERA PERU COPPER S.A., identified by Tax ID Number (RUC) 20506675457, with principal place of business at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien Registration Card (CE) 000084967 and H. Eric PEITZ, identified by Alien Registration Card (CE) 000190392, as per powers of attorney filed on Entry 11532703 of the Registry of Companies in and for Lima and EI Callao, (hereinafter “MPC”), under the following terms and conditions:

This Option Agreement is entered into with the participation of Luis RODRIGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09144124, with principal place of business for the purposes hereof at Calle Miguel Aljovin 530, Surco, acting by and through Luis RODRIGUEZ MARIÁTEGUI CANNY, identified by National Indentity Card (DNI) 08798881, as per power of attorney filed on Entry 11035745 of the Registry of Mandates in and for Lima and El Callao, and Jaime RODRIGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09154499, with principal place of business for the purposes hereof at Av. José Gálvez Barrenechea 925, San Borja, (jointly referred to as “the Agents”) as evidence of their acceptance of the obligations arising from their position in accordance with this Option Agreement.

Moreover, this Option Agreement is entered into with the participation of Mariá Josefa CANNY CASTRO, identified by National Identity Number (DNI) 09144123, spouse of Luis RODRIGUEZ MARIÁTEGUI PROAÑO, acting by and through Luis RODRIGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881, as per power of attorney filed on Card 11035745 of the Registry of Mandates in and for Lima; and Gladys Maria BLUME MAZZINI, identified by National Identity Card (DNI) 08802895, spouse of Jaime RODRIGUEZ MARIÁTEGUI PROAÑO, to grant their acceptance and consent with any and all terms and conditions of this Option Agreement.

ONE: Recitals

1.1                                 On March 16, 2006, DUVAZ, the Agents, Luis RODRIGUEZ MARIÁTEGUI PROAÑO, Jaime RODRIGUEZ MARIÁTEGUI PROAÑO, Jaime RODRIGUEZ MARIÁTEGUI BLUME and MPC entered into an agreement named Master Agreement (the “Master Agreement”).

For the purposes of this Option Agreement, Luis RODRIGUEZ MARIÁTEGUI PROAÑO and Jaime RODRIGUEZ MARIÁTEGUI BLUME shall be appointed “CENTENARIO Class “A” Shareholders” in their capacity as shareholders of the 100% of the Class “A” shares of stock representing the 99% of the capital stock of MINERA CENTENARIO S.A.C (hereinafter “CENTENARIO”).

Said Master Agreement regulates the conditions to be included in this Option Agreement, among other issues. In this regard, this Option Agreement is entered into as part of a global agreement between DUVAZ, the Agents, the CENTENARIO Class “A” Shareholders and MPC.

1.2                                 As from the date of execution of the Master Agreement, MPC has carried out a due diligence process to review the situation of certain mining concessions, surface rights, ideal shares in co-owned mining concessions, and share interests in mining companies as detailed in Exhibit A to the Master Agreement and which is attached hereto as Exhibit A (the “Assets”). As a result of said due diligence, MPC has decided to enter into this Option Agreement for the Assets.

For the purpose of the granting of the option regulated in this Option Agreement and in its appendices, the term “Assets” shall not include those aliquots of concessions or those concessions in respect of which the right of first refusal or right of revocation has been exercised by the co-owners of DUVAZ or of its partners in Limited Liability Mining Companies.

1.3                                 Simultaneously with the execution of this Option Agreement, (i) the CENTENARIO Class “A” Shareholders and (ii) MPC enter into a Stock Purchase Agreement for 100% of the Class “A” shares of stock representing 99% of the capital stock of CENTENARIO, owned by the CENTENARIO Class “A” Shareholders (the “Stock Purchase Agreement”).

1.4                                 Likewise, the CENTENARIO Class “A” Shareholders and MPC agree to simultaneously enter into a royalty agreement pursuant to the agreement model attached to the Master Agreement as Exhibit G.

TWO: Purpose

In accordance with the regulations in force, DUVAZ hereby grants MPC a purchase option (the “Option”) over for the Assets. By virtue of the Option, MPC is entitled to acquire and DUVAZ is bound to transfer the Assets in favor of MPC at the time MPC decides, in its sole discretion, to exercise the Option, within the term stipulated in Article Three.

The parties hereto expressly agree that the Option may be only exercised for the entirety of the Assets, without prejudice to the provisions set forth in Point 1.2 of Article One hereof.

THREE: Option Period

The option period shall be of five (5) years as from execution of the notarially recorded instrument containing the preliminary agreement of this Option Agreement.

FOUR: Formalities for the Exercise of the Option

4.1                                 In the event that MPC decides to exercise the Option, MPC shall notify such decision to DUVAZ by means of a Notorized Letter at least six (6) months in advance of the date on which its decision to exercise the Option takes effect.

MPC must state in said notice: (i) whether it decides to exercise or not the Option for the entirety of the Assets; (ii) the date and time in which the parties must execute the Final Agreement for the Transfer of Assets entered into by virtue of the Option Agreement in accordance with the model attached to this Option Agreement as Exhibit B (the “Transfer Agreement”), if applicable; (iii) the date, time and notary’s office in which the parties must execute the notarially recorded instrument containing the preliminary agreement of the Transfer Agreement, if applicable; and (iv) the proposal of three companies to conduct the baseline study referred to in Article Seventeen hereof.

4.2                                 Said notice shall take effect within the term prescribed in the foregoing paragraph, provided that, on such date: (i) MPC has fulfilled its obligation to provide DUVAZ’s creditors with the funds detailed in the Schedule of Payments attached to the Master Agreement as Exhibit F and which forms part thereof as Exhibit F or has it subrogated DUVAZ’s position as debtor before the creditors; and (ii) MPC has paid the CENTENARIO Class “A” Shareholders the full price established in Article Four of the Stock Purchase Agreement; and (iii) MPC has complied with replacing or releasing those collaterals or personal securities backing up DUVAZ’s obligations indicated in Exhibit F of the Master Agreement that have been established by the Agents (whether directly or indirectly) and which are listed in Exhibit K of this Master Agreement.

FIVE: Assets Under Joint Ownership or Subject to Rights of First Refusal

5.1                                 MPC acknowledges that the concession named “Calabaza” (as per the list of concessions attached hereto as Exhibit A to this Option Agreement) is jointly owned by DUVAZ (33.33%) and SUCESIÓN TOMÁS MARSANO GUTIERREZ (66.66%). In this regard, should MPC decide to exercise the Option, the transfer of the ideal shares in such co-owned mining concession shall be subject to a right of revocation in favor of SUCESIÓN TOMÁS MARSANO GUTIERREZ.

5.2                                 MPC acknowledges that (1) the concession named “Grancero” (as per the list of concessions attached hereto as Exhibit A to this Option Agreement) is owned by SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO and (2) the share interests of such mining company are held by DUVAZ (33.33%) and SUCESIÓN TOMÁS MARSANO GUTIERREZ (66.66%). In this connection, should MPC decide to exercise the Option, the transfer of the share interests in such mining company shall be subject to a right of first refusal in favor of SUCESION TOMAS MARSANO GUTIERREZ.

5.3                                 MPC acknowledges that the concession named “Lola” (as per the list of concessions attached hereto as Exhibit A hereof) is owned by SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, the share interests of which are held by DUVAZ (33,33%) and SUCESION TOMAS MARSANO GUTIERREZ (66,66%). In this regard, should MPC decide to exercise the Option, the transfer of the share interests in such mining company shall be subject to a right of first refusal in favor of SUCESION TOMAS MARSANO GUTIERREZ.

5.4                                 MPC acknowledges that the concession named “Pobre Diablo” (as per the list of concessions attached hereto as Exhibit A to this Option Agreement) is owned by SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO, the share interests of which are held by DUVAZ (20%), SUCESION TOMAS MARSANO GUTIERREZ (40%), Martin OBRADOVICH (20%) and Antonio VANINI (20%). In this connection, should MPC decide to exercise the Option, the transfer of the share interests in such mining company shall be subject to a right of first refusal in favor of SUCESION TOMAS MARSANO GUTIERREZ, Martin OBRADOVICH and Antonio VANINI.

5.5                                 DUVAZ and MPC shall notify the partners of DUVAZ in the Limited Liability Mining Companies indicated in Points 5.2, 5.3 and 5.4 above, of their intention to transfer the share interests of DUVAZ in such companies, in order that said partners notify DUVAZ of their intention to exercise or not their right of first refusal, within a period of ten (10) days following the notice of MPC indicating its intention to exercise the Option pursuant to the provisions set forth in Point 4.1 of this Option Agreement. In the event that the joint ownership mentioned in Point 5.1 above, and within a period of ten (10) days following the transfer of such asset as a result of the exercise of the option established in this Option Agreement, DUVAZ and MPC shall notify the co-owners of the transfer of such aliquots. The texts of said communications and notices shall be subject to the texts forming part hereof as Appendices D, E and E-1.

Should DUVAZ fail to notify MPC that any of its partners or co-owners would have expressed their intention to enforce their right of first refusal or right of revocation, within a period of thirty (30) days after reception thereof; (A) MPC shall be entitled to offset the double value of the aforementioned Properties in respect of which it had failed to notify MPC of the answer of its co-owners with the obligations indicated in Exhibit F to the Master Agreement, as a penalty, or in the event there is no sum against which said discount can be made, (B) DUVAZ shall be bound to pay the difference until completing the full discount within the ninety (90) days following the date on which MPC had demanded DUVAZ to fulfill such payment.

If (A) DUVAZ and the Agents were unable to obtain the consents required to formalize the transfer of the Assets detailed in Points 5.2 to 5.4 hereof; and/or

(B) if, after the transfer of the Assets detailed in Point 5.1 above, the co-owners of DUVAZ exercise their right of revocation, then MPC shall be entitled to offset a sum corresponding to the value of the aforementioned Assets with any outstanding debt of Exhibit F to the Master Agreement, which are not transferred to MPC (in accordance with the values to be established in this Article) or in the event that there is no sum against which such discount can be made, DUVAZ shall be bound to pay the difference until completing the full discount. Said reimbursement shall be made in a term of no more than ninety (90) days after the exercise of the right of first refusal or right of revocation on the part of the partners or co-owners.

Without prejudice to the foregoing, such discount shall take effect with the first payment to be made in respect of Exhibit F to the Master Agreement, following receipt of notice of the partners in companies to enforce their right of first refusal, or of the co-owners to exercise their right of revocation. If the first payment was insufficient to cover the aforementioned discount, it shall take effect with the following payments until completing the amount of discount or failing that, DUVAZ shall be bound to pay MPC the difference until completing the full discount.

In other words and by way of example, if the share interest of S.M.R.L. GRANCERO DE HUANCAYO could not be transferred, MPC shall be exempted from making the payment of the installment(s) indicated in Exhibit F to the Master Agreement until completing the amount of such discount contemplated for such Assets, or failing that, DUVAZ shall be bound to pay MPC the difference until completing the full discount.

It shall be understood that in the event that the “Calabaza” mining concession, under a system of co-ownership, and therefore, its co-owners having rights of revocation in respect of transfer of aliquots, MPC shall be authorized to make the aforementioned discount (and/or DUVAZ shall be bound to pay MPC a sum equivalent to the value of such ideal shares) to that extent that any of the co-owners exercises its right of revocation, regardless of the occasion the demand of right of revocation is notified and provided that it has been filed within the term for the exercise of the right of revocation established in the Civil Code.

It is hereby understood between the parties that the eventual non-compliance of the party exercising the right of revocation or right of first refusal with the obligations assumed before DUVAZ or the Agents shall not give rise to any claim against MPC, whose obligation shall be reduced to the amount corresponding to each Asset for which the right of first refusal or right of revocation would have been exercised, considering the obligation to pay the installments of Exhibit F to the Master Agreement. extinguished, which would have been subject to the aforementioned discount, without prejudice to the provisions set forth in the next paragraph.

Without prejudice to the foregoing, it is also understood that in the event of non-compliance of the parties exercising the right of first refusal or right of revocation, with the obligations assumed before DUVAZ in respect of such exercise, and said non-compliance gave rise to: (i) the termination of the agreement for the transfer of the share interests and the filing of such termination in filing entries corresponding to the pertinent mining companies or concessions; or (ii) an agreement between DUVAZ and the partners or co-owners is reached stating that the exercise of the right of first refusal or right of revocation is null and void; MPC shall acquire the Assets subject matter of said termination, bearing in such case the outstanding payment, to the extent that the amount already paid would not have to be subject to reimbursement on the part of DUVAZ. In such case, the payment shall be made by assigning it to the payments of Exhibit F to the Master Agreement that MPC would have made up to a value equivalent to the transferred Asset.

For the purposes of calculating the price and obligation of DUVAZ referred to in the second paragraph of Point 5.5, the value of the Assets outlined in Points 5.1 to 5.4 shall be as follows:

a)              In the event of the concession named “Calabaza”, the value agreed by the parties to be assigned to the 33.33% amounts to US$945,400 (Nine Hundred Forty Five Thousand Four Hundred US Dollars).

b)             In the event of the share interests of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, owned by DUVAZ (company holder of the concessions named “Grancero” and “Lola”), the value agreed by the parties to be assigned amounts to US$1,988,600 (One Million Nine Hundred Eighty Eight Thousand Six Hundred US Dollars).

c)              In the event of the concession named “Pobre Diablo”, the value agreed by the parties to be assigned to the 20% amounts to US$326,000 (Three Hundred Twenty Six Thousand US Dollars).

SIX:      Payment Obligation as from the Filing of the Option Agreement

6.1                                 As from the time this Option Agreement is registered in the filing entries of all the mining concessions outlined in Exhibit A, except for: (i) the mining concession named “Calabaza”, which is under a system of co-ownership as detailed in Point 5.1 hereof; and, (ii) the mining concessions named “Grancero”, “Lola” and “Pobre Diablo” owned by the mining companies detailed in Points 5.2 to 5.4 hereof, MPC shall be bound to pay off, on the account of DUVAZ and without any reimbursement obligation for it, the obligations listed in the Schedule of Payments attached to the Master Agreement as Exhibit F.

In order to avoid any doubt, any payments made by MPC to the creditors of Exhibit F to the Master Agreement shall be assigned as follows: (a) US$4,160,000 (Four Million One Hundred Sixty Thousand US Dollars) shall be the consideration to be paid for the transfer of the Properties outlined in Section 2.2.2 to the Master Agreement, (b) US$3,260,000 (Three Million Two Hundred and Sixty Thousand US Dollars) shall be the consideration to be paid for the transfer of the Assets indicated in Points 5.1 and 5.4 and (c) the remaining amount shall be the consideration to be paid for the execution of the Option Agreement (which shall be then assigned to the price for the transfer of the Assets Indicated in Exhibit A, in the event of exercising the Option).

6.2                                 The parties hereto expressly agree that any payments made by MPC to DUVAZ’s creditors in compliance with the Schedule of Payments attached to the Master Agreement as Exhibit F may not be considered to be an assignment of the position as creditor in favor of MPC nor shall they generate any reimbursement obligation for MPC.

6.3                                 This obligation assumed by MPC shall constitute part of the consideration for the transfer of the Assets in the event that MPC decides to exercise the Option, and shall remain in full force and effect until the notice referred to Point 8.2 of Article Eight hereof takes effect.

SEVEN: Control Committee

7.1                                 In accordance with the provisions set forth in the Master Agreement, and during the Option period, MPC, DUVAZ and the Agents shall set up a control committee (the “Control Committee”) to monitor and obtain information on the level of liabilities foreseen in the Schedule of Payments attached to the Master Agreement as Exhibit F, as well as the discounts that may be obtained as a result of the renegotiation of such liabilities.

7.2                                 The Control Committee shall consist of four (4) members. One (1) of such members shall be appointed by DUVAZ, one (1) by the Agents, and two (2) by MPC. It shall be presided over by a representative appointed by MPC.

7.3                                 The Control Committee shall meet at least once every fifteen (15) days. The Chairman shall be empowered to call a meeting of the Control Committee whenever deemed pertinent. Each notice of meeting shall state the venue. Notices of meeting may be submitted by e-mail or by any other written means to the addresses that the Parties shall indicate in the notice to be sent to each other within a term not exceeding three (3) days following the execution hereof.

In the meetings of the Control Committee, the progressive compliance by MPC with the Schedule of Payments attached to the Master Agreement as Exhibit F shall be reported and discussed.

7.4                                 Any decision, judgment or recommendation of the Control Committee shall be agreed with the favorable vote of three (3) of its members.

EIGHT: Formalities and Consequences of Failure to Exercise the Option

8.1                                 If MPC notifies DUVAZ of its decision not to exercise the Option and the Stock Purchase Agreement is still in force, this fact shall not affect the validity or enforceability of MPC’s obligation to pay off, on account of DUVAZ and without any reimbursement obligation for it, the obligations listed in the Schedule of Payments attached to the Master Agreement as Exhibit F. In these cases, the Option Agreement shall remain in full force and effect with respect to all the obligations related to the payment by MPC of the obligations listed in said Exhibit F to the Master Agreement. In this case, the payments made by MPC until that time, in compliance with the Exhibit F to the Master Agreement, as well as those to be made in respect of the same, shall be considered as a penalty in favor of DUVAZ for the non transfer of the Assets. In the case provided for in this point, the notice of MPC informing on its decision not to exercise the Option shall take effect immediately.

8.2                                 If, concurrently with the notice informing on its decision not to exercise the Option, MPC also notifies the CENTENARIO Class “A” Shareholders of its decision to terminate the Stock Purchase Agreement, the following consequences shall take place:

(i)                            Any and all credit rights of MPC before DUVAZ or CENTENARIO shall be assigned, under gratuitous title, to the Agents or their designees. To that purpose, MPC commits itself to have previously complied with its obligations (including any outstanding obligation) under the agreements executed to acquire title to said credit rights.

(ii)                         MPC shall formalize the transfer of one hundred percent (100%) of the shares issued by CENTENARIO in favor of the CENTENARIO Class “A” Shareholders, pursuant to the terms and conditions foreseen in the Stock Purchase Agreement.

(iii)                      Once the conditions described in points (i) and (ii) above have been met, the notice of MPC informing on its decision not to exercise the Option shall take effect, so that this Option Agreement shall be automatically terminated and, MPC shall not be obliged to pay the unaccrued balance of the Schedule of Payments attached to the Master Agreement as Exhibit F. The refusal of the Agents, CENTENARIO Class “A” Shareholders, DUVAZ or their designees to formalize the acts indicated in points (i) and (ii) above, shall be considered as if such conditions are met.

In this case, the parties expressly place on record that MPC shall not have any right to claim DUVAZ or the Agents any of the payments made to DUVAZ’s creditors in compliance with the Schedule of Payments attached to the Master Agreement as Exhibit F. In this case, such payments shall be considered as a penalty in favor of DUVAZ for the non transfer of the Assets.

NINE: Exercise of the Option

9.1           MPC may exercise the Option at any time during the term hereof, six (6) months in advance of the expiry of the term granted in Article Three hereof, provided that MPC has complied with its obligation to provide DUVAZ’s creditors with the funds detailed in the Schedule of Payments attached to the Master Agreement as Exhibit F or has it subrogated DUVAZ’s position as debtor before the creditors.

9.2                            Once the Option is exercised, DUVAZ binds itself to formalize the transfer of the Assets in favor of MPC. To that purpose, on the dates mentioned in the notice referred to in Point 4.2, DUVAZ and MPC shall execute the preliminary agreement and the notarially recorded instrument corresponding to the Transfer Agreement.

9.3                            Furthermore, DUVAZ is under the obligation to execute any and all public or private documents required to perfect and formalize the execution of the Transfer Agreement and the filing thereof with the Public Records Office. In an effort to accelerate the filing with the Public Records Office, the parties may additionally execute the pertinent documents reflecting the transfer of each one of the Assets subject matter of the Option.

TEN: Consideration for the Execution of the Agreement for the Transfer of the Assets

10.1                      The parties hereto agree that, if MPC notifies DUVAZ of its intention to exercise the Option, MPC’s obligation to pay off the obligations detailed in the Schedule of Payments attached to the Master Agreement as Exhibit F (and which is also placed on record as Exhibit F to the Master Agreement) shall. be assigned to the consideration for the execution of the Transfer Agreement, except for the payments corresponding to the first six (6) months of said Schedule, which shall be considered as payment of the price for the share interests and aliquots of the mining concessions stipulated in Points 2.2.2 (i) to 2.2.2 (iii), as well as the mining concession named “Pilar” indicated in Point 2.2.2 (iv) to the Master Agreement purchased by Company B. It is hereby understood between the parties that MPC shall not be bound to pay off obligations of Exhibit F to the Master Agreement up to the amount corresponding to the value assigned to the Assets mentioned in Points 5.1 to 5.4 hereof, if the partners of the limited liability mining companies holders of the concessions, or co-owners of them, exercise their right of first refusal or right of revocation and these Assets are not transferred to MPC. Likewise, MPC shall pay DUVAZ, as consideration for the execution of the Transfer Agreement, a royalty on the production extracted from such Assets, under the terms and conditions set forth in the Royalty Agreement to be entered into by and between both parties for that purpose, a sample of which is contained in Exhibit H to the Master Agreement.

10.2                      If the exercise of the Option by MPC takes effect prior to the expiry of the term prescribed in Article Three hereof, in addition to the consequence foreseen in the foregoing paragraph: (i) MPC shall pay DUVAZ the projected economic cash flow of the Assets, in accordance with Exhibit J to the Master Agreement, which is attached to this Option Agreement as Exhibit C; (ii) MPC shall pay DUVAZ’s creditors the full unpaid balance of the obligations detailed in the

Schedule of Payments attached to the Master Agreement as Exhibit F, considering them extinguished, or, in any case, subrogate DUVAZ’s position as debtor before the creditors; and (iii) MPC shall pay the CENTENARIO Class ”A” Shareholders the full unpaid balance of the price of the shares issued by CENTENARIO.

10.3                           DUVAZ expressly waives the legal mortgage for the unpaid balance of the consideration agreed in Points 10.1 and 10.2 above.

ELEVEN: Representations and Warranties of DUVAZ

DUVAZ hereby represents and warrants to MPC that the representations and warranties contained in this Article are true, correct and fully accurate.

11.1                           DUVAZ is a corporation duly organized and existing under the laws of the Republic of Peru.

11.2                           The entering into and execution of this Option Agreement is among the corporate powers of DUVAZ, which has carried out all legal and statutory formalities and has granted all the authorizations required to that purpose.

The execution of this Option Agreement constitutes a valid and compulsory act for DUVAZ and compliance therewith may be enforced pursuant to its terms. The party executing this Option Agreement on behalf of DUVAZ is legally authorized to do so by virtue of the powers of representation vested on it and to bind DUVAZ according to the terms thereof.

In this connection, DUVAZ is duly qualified to enter into this Option Agreement and to comply with each one of the commitments assumed thereunder and, consequently, all the obligations derived from this Option Agreement and from any other agreement executed to perform it are valid, binding upon and enforceable against DUVAZ.

11.3                           The execution and entering into this Option Agreement by DUVAZ do not require any prior registration or communication nor any approval or authorization of third parties or any governmental, judicial or binding authority, under the provisions of any law, executive order or court order.

11.4                           DUVAZ represents that it has a valid, sufficient and enforceable title to the Assets.

11.5                           Until the notice referred to in Article Four takes effect, DUVAZ shall not carry out any act not comprised within its ordinary line of business without prior notice to MPC and shall conduct its activities in a prudent and diligent manner.

TWELVE: Representations and Warranties of MPC

MPC hereby represents and warrants to DUVAZ, in respect to itself, that the representations and warrants contained in this Article are true, correct and fully accurate.

12.1                           MPC is a corporation duly organized and existing under the laws of the Republic of Peru.

12.2                           The entering into and execution of this Option Agreement is among the corporate powers of MPC, which has carried out all legal and statutory formalities and has granted all the authorizations required to that purpose.

The execution of this Option Agreement constitutes a valid and compulsory act for MPC and compliance therewith may be enforced pursuant to its terms. The party executing the Option Agreement on behalf of MPC is legally authorized to do so by virtue of the powers of representation vested on him and to bind MPC according to the terms thereof.

In this connection, MPC is duly qualified to enter into this Option Agreement and to comply with each one of the commitments assumed thereunder and, consequently, all the obligations derived from this Option Agreement and from any other agreement executed to perform it are valid, binding upon and enforceable against MPC.

12.3                           The execution and entering into this Option Agreement by MPC do not require any prior registration or communication nor any approval or authorization of third parties or any governmental, judicial or binding authority, under the provisions of any law, executive order or court order.

THIRTEEN: Termination of the Option Agreement

13.1                           The parties expressly agree that this Option Agreement may be terminated in the event of the non-fulfillment or the partial, late or defective fulfillment of any of their obligations hereunder, or in the event of the non-fulfillment or the partial, late or defective fulfillment of any of their obligations under the Master Agreement or any other contract that forms part of the global agreement among DUVAZ, the Agents, the CENTENARIO Class “A” Shareholders and MPC, embodied in the Master Agreement.

13.2                           If the party affected by the non-fulfillment or the partial, late or defective fulfillment of the obligations set out in the foregoing paragraph decides to terminate the Option Agreement, it shall send a Notarized Letter to the other party requesting it to satisfy the non-fulfilled obligation or the obligation that was partially, lately or defectively fulfilled within a term of no less than fifteen (15) days, under penalty of automatically terminating the Option Agreement. If the obligation is not fulfilled within the stipulated term, the Option Agreement shall be terminated as a matter of law.

13.3                           In the event of termination based on any grounds attributable to MPC, it shall not have any right to claim DUVAZ or the Agents or the CENTENARIO Class ”A” Shareholders any amount that MPC would have paid in respect of any of the obligations assumed hereunder. Said amounts shall be considered as a penalty in favor of DUVAZ or the Agents or the Class ”A” of CENTENARIO as applicable, for the damages caused without prejudice to the right of DUVAZ or the Agents to file any claim for the subsequent damage that could take place.

13.4                           In the event of termination based on any grounds attributable to DUVAZ, or the Agents, they shall jointly and severally return to MPC, all the amounts spent to the effective date of termination in respect of the execution of this Option Agreement, including such amounts that MPC would have spent by virtue of Exhibit F to the Master Agreement, without prejudice to the right of MPC to file any claim for the subsequent damage that could take place.

FOURTEEN: Environmental and Safety Liabilities

As from the date in which MPC exercises the Option and the Agreement for the Transfer of Assets detailed in Exhibit A is registered in the filing entries of all the mining concessions subject matter of this Option Agreement, MPC shall assume the following environmental and safety liabilities:

14.1                           Any and all past environmental obligations or liabilities disclosed by the Agents to MPC during the due diligence process referred to in Article One, including but not limited to all the environmental contingencies or liabilities disclosed in the Environmental Adaptation and Management Program (PAMA), in the comprehensive PAMA or in the Environmental Impact Studies of DUVAZ. In order to avoid any doubt, MPC acknowledges that it shall assume the environmental contingencies and liabilities associated with the Kingsmill tunnel, DUVAZ’s camps and plant, and the piles of material (mineralized or refuse) that may exist at the time the option is exercised.

14.2                           All the current or future environmental obligations and liabilities related to the Properties.

14.3                           All the obligations related to the Mine Closure Plan (in compliance with Acts 28090 and 28271, as amended, replaced and regulated) of the Properties listed in Exhibit A hereto, except for the obligations accrued prior to the exercise of the option.

In order to avoid any doubt, DUVAZ and the Agents are responsible for carrying out the closure of the mine currently exploited by DUVAZ in the Properties listed in Exhibit A hereof, and for keeping the respective Mine Closure Plan updated. If, due to any circumstance, the environmental liability closure plan or the mine closure plan is not updated on the date the option is exercised, MPC may deduct the amounts required to comply with such obligations (i) from the discounted flow to be paid if the option set forth in the Option Agreement is exercised, (ii) from the Escrow Account referred to in Article Five of the Stock

Purchase Agreement, and (iii) then, if necessary, from the eventual royalties MPC had to pay in favor of DUVAZ or Luis RODRIGUEZ MARIÁTEGUI CANNY and Jaime RODRIGUEZ MARIÁTEGUI BLUME, by virtue of the royalty agreements foreseen in Article Four to the Master Agreement. MPC may decide on which royalties the collection shall first be made.

FIFTEEN: Environmental Guarantees

As from the date on which this Option Agreement is executed and registered in the filing entries of all Assets subject matter of the Option, MPC shall provide the environmental guarantees corresponding to the compliance with the Law on the Mine Closure Plan, as amended, replaced and regulated of the Properties listed in Exhibit A hereto, only with respect to the Kingsmill tunnel waters. Should MPC notify DUVAZ of its decision not to exercise the Option, DUVAZ shall replace such guarantee within the three (3) following months (unless MPC had exercised the option entered into with CENTROMIN on the Toromocho Project).

SIXTEEN: Environmental obligations

16.1                           Environmental obligations shall be understood to be those established in the laws on the protection of the environment and the health of persons and living things in general which are applicable to DUVAZ on the date of execution of the Master Agreement or the laws that may be enacted in the future, the obligations deriving from the environmental instruments approved and the environmental legislation in general aimed at protecting the health of living things in general. The obligations for the comprehensive projects in which DUVAZ is involved but does not have decision power, shall not be the responsibility of DUVAZ or the Agents, without prejudice to their economic obligations derived from their participation in said projects.

16.2                           The Control Committee referred to in Article Seven shall have powers to supervise the environmental management of DUVAZ’s operations and to make recommendations on the management of such operations. DUVAZ and the Agents jointly and severally bind themselves to provide any information that may be required by the Control Committee.

SEVENTEEN: Baseline Study

17.1                           Within three (3) months following receipt of the notice sent by MPC informing on its decision to exercise the transfer option, a baseline study shall be prepared, determining, from an environmental standpoint, the conditions in which the Properties detailed in Exhibit A to the Master Agreement are received. The baseline study shall be conducted by a company elected by DUVAZ from a list of three (3) companies proposed by MPC. To this effect, DUVAZ shall have five (5) business days to inform MPC in writing of the company it has elected. Otherwise, MPC shall be authorized to elect the company from the three (3) proposed companies. The cost of such study shall be borne by MPC. The study shall include the determination of the degree of compliance with the laws on the protection of the environment and the health of persons and living things in general which are applicable to DUVAZ on the date the Master Agreement is executed or the laws that may be enacted in the future, as well as the determination of the amount required to remedy any eventual environmental impact resulting from the non-compliance with the environmental instruments that may be in force on the date the Option is exercised. MPC shall establish the terms of reference of the study to be carried out in order to determine the compliance by DUVAZ with the environmental obligations under the terms indicated in Article Sixteen hereof. DUVAZ and the Agents jointly and severally bind themselves to provide any information that may be necessary to carry out said study.

17.2                           If, as a result of the baseline study, it is determined that DUVAZ’s new operations (those carried out after the date of execution hereof) were not executed in accordance with the applicable environmental instruments and were not adapted to any applicable environmental legislation that may be enacted in the future, MPC may deduct the costs determined by the study to adapt such operations to said environmental instruments (i) from the discounted flow to be paid if the Option set forth in the Option Agreement is exercised, (ii) from the Escrow Account referred to in Article Five of the Stock Purchase Agreement, and (iii) then, if necessary, from the eventual royalties MPC had to pay in favor of DUVAZ or the CENTENARIO Class “A” Shareholders, by virtue of the royalty agreements foreseen in Article Four to the Master Agreement. MPC may decide on which royalties the collection shall first be made.

In no case shall the costs related to the comprehensive Kingsmill tunnel project be deductible, except for those obligations related to this project that are attributable to DUVAZ and that are enforceable on the date the Option is exercised.

17.3                           The conclusions of the baseline study and the amount that may be necessary to be deducted for DUVAZ to fulfill its obligations mentioned in the foregoing paragraph are to be notified by MPC to DUVAZ within a term not exceeding five (5) business days following receipt of said baseline study.

EIGHTEEN: Compliance with the Regulations for the Registration of Mining Rights

This Option Agreement forms part of a series of covenants adopted by the parties in order to transfer a group of mining concessions owned by different individuals and companies. Within this group the Assets subject matter of this Option Agreement are included. Furthermore, the considerations consist of different items and obligations assumed within the framework of a global agreement.

Without prejudice to the foregoing and with the sole purpose of enforcing the provisions set forth in the Regulations for the Registration of Mining Rights related to the obligation to assign value to each one of the Assets subject matter herein, the parties agree to assign the values indicated in Exhibit A to each one of the Assets.

NINETEEN: Miscellaneous Provisions

19.1                           Waiver of rights

Any non-compliance or delay by one of the parties in exercising any right contemplated herein shall not be deemed a waiver of such right. No waiver of a right contemplated herein shall be considered to have been made, unless such waiver is recorded in writing.

19.2                           Notices

Any and all notices, requests, demands and any other communication required by or which may be sent under this Option Agreement shall be served in writing to the following addresses, fax number (with acknowledgment of receipt) or by registered mail, as follows:

To MPC

Attention:	Charles Graham Preble
Address:	Av. San Borja Norte 1302, San Borja
Telephone:	476-7000
225-4667
Fax:	226-5181
E-mail:	cgpreble@msn.com

To DUVAZ

Attention:	Jaime Rodriguez-Mariátegui Proaño
Gonzalo Rodriguez-Mariátegui Canny
Address:	Av. José Gálvez Barrenechea 925, San Borja
Telephone:	225-1212 — extension 33
Fax:	225-1212 — extension 15
E-mail:	manolo_proano@terra.com.pe
jprmb@infonegocio.net.pe

Any change of address or change in any data of the parties shall only take effect if it is notified in writing to the other party at least ten (10) calendar days in advance of the date the change of address must take place.

If any of the requirements set forth in the preceding paragraph is not complied with, the change of address or change in data shall not take effect and shall not be enforceable against the parties. Under this assumption, any and all communications and notices are to be sent to the addresses, fax numbers and persons stated in this Point, considering them validly and effectively served.

19.3                           Assignment of contract

None of the parties may assign its interest in this Option Agreement without the prior written consent of the other party.

19.4                           Headings

The headings of the Articles have been inserted for convenience only and in no case shall they affect the application or interpretation thereof, since the full text of the Article and the general purpose of this Option Agreement shall govern.

19.5                           Partial Nullity

The invalidity, nullity or voidability of any Article or section hereof shall not affect or impair the enforceability of the remaining Articles hereof. Furthermore, it is the intention of the parties to replace any invalid, ineffective or voidable term, section or Article for a valid and enforceable Article or section in terms that are as similar as possible to those of the invalid, ineffective or voidable Article or section.

Accordingly, in the event that any section or Article of the Option Agreement is declared invalid or unenforceable by a competent court, judge, authority or arbitrator, the parties shall agree on their replacement for another valid Article, but with terms and effect that are as similar as possible to those of the original Article.

TWENTY: Applicable Law and Jurisdiction

20.1                           Applicable Law

This Option Agreement shall be governed and interpreted in accordance with the laws of the Republic of Peru.

20.2                           Applicable Jurisdiction

The parties hereby convene that they in good faith shall, directly settle any dispute arising between them in relation to the interpretation, execution, validity or efficacy of this Agreement.

Should the parties in dispute fail to reach an agreement within a term of fifteen (15) calendar days, the dispute e shall be settled by a de jure arbitration, at the request of either party, subject to the following rules:

(a)                                  The arbitration shall be conducted by an arbitration court consisting of three (3) members.

(b)                                 The arbitration shall be conducted in accordance with the Procedural Regulations of the National and International Settlement and Arbitration

Center of the Lima Chamber of Commerce (hereinafter the “Center”), and in the event of its incapacity, by the rules established by the arbitrators.

(c)                                  Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus designated. The third arbitrator shall preside over the arbitration court.

Failure by either of the parties to appoint their respective arbitrators within a term of ten (10) calendar days, as of the date on which they are notified by the other party, indicating their intention to adopt this article and designating their respective arbitrator, the arbitrator shall be appointed by the Center.

Furthermore, failure by the two appointed arbitrators to designate the third arbitrator within a term of ten (10) calendar days, as from the date of appointment of the latter arbitrator, the third arbitrator shall be appointed by the Center.

(d)                                 In the event of the need to designate a replacement arbitrator, for any reason whatsoever, he shall be designated following the same procedure fixed for the designation of the arbitrator being replaced.

(e)                                  Initially, the fees of the arbitrators must be paid by the parties in equal proportions. After the issue of the arbitration award, the unsuccessful party must reimburse said fees to the other, pursuant to the provisions set forth in paragraph (g) of this Article and to the provisions contained in the arbitration award.

Without prejudice to the provisions established in the foregoing paragraph, the parties convene that should any counterclaim be filed during the conduction of the arbitration proceeding, to increase the fees initially fixed by the arbitrators, the party proposing such counterclaim must exclusively pay the said additional fees. If the party proposing the counterclaim fails to pay such fees, the arbitration proceeding shall continue its course as if said counterclaim had never been filed.

It is hereby established that should the party proposing the counterclaim be favored with the issue of the final award, it shall also be entitled to the reimbursement of the additional fees of the arbitrators, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(f)                                    The costs incurred for the production of evidence during the conduction of the proceeding shall be borne by the party offering the evidence, without prejudice to the right to be reimbursed for said costs, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(g)                                 The costs and fees of the arbitration shall be borne by the unsuccessful party, including the fees of the arbitrators, the legal advisors and any other cost or expense derived from the conduction of said proceeding. The arbitration award must include its provisions on this requirement.

(h)                                 The arbitration court shall have a term of ninety (90) business days, as from the date of its installation to issue the respective arbitration award, which is final and conclusive. The arbitration court may extend the term to issue the arbitration award by up to thirty (30) business days.

The parties may mutually agree to request the arbitration court to order an extension of the proceeding as many times as they may deem pertinent and for the terms that they may deem convenient, in which case, the arbitration court may increase the amount of its fees.

Furthermore, the arbitration court may be entrusted to accurately settle the dispute.

(i)                                     The parties agree that should either of them file a motion to annul or challenge the arbitration award, it will be required to grant a joint and several letter of guarantee issued by a first-rate bank in favor of the other, in the amount of US$1,000,000 (One Million US Dollars). The referred Letter of Guarantee shall be granted prior to filing any appeal of this kind any shall remain in force for a minimum of one (1) year and the secured party must renew it in the event that the process for annulment has not ended within the original term of the Letter of Guarantee. The Letter of Guarantee shall be kept by a notary public of Lima selected by the party granting it. The notary public shall be instructed not to deliver the Letter Guarantee to the other party, unless a firm and admitted court ruling has been issued against the party that filed the appeal for reversal of the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or challenge, only if it ends with a firm and admitted court ruling in favor of said party. Otherwise, the letter of guarantee shall be executed in favor of the party that filed no appeal and shall be considered a penalty by the parties. The penalty referred to herein shall not curtail the amount of the damages, costs or fees due to the party who did not file the appeal.

(j)                                     The arbitration shall be conducted in the city Lima, Peru, and the language to be used in the arbitration proceeding shall be Spanish.

Furthermore, the parties agree that should the participation of the regular judges and courts be mandatory, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of Lima Cercado, waiving the jurisdiction of their domiciles.

You are hereby requested, in your capacity as Notary Public, to add the clauses provided for by law, serving notice to the Public Records Office for registration thereof.

Signed in Lima, on October 13, 2006

DUVAZ		MPC

-(signed)	Jaime Rodriguez Mariátegui Proaño	-(signed)	Charles Graham Preble
	Representative		Representative

-(signed)	Gonzalo Rodriguez Mariátegui Canny	-(signed)	H. Eric Peitz
	Representative		Representative

-(signed)	Luis Rodriguez Mariátegui Canny	-(signed)	Jaime Rodriguez Mariátegui Proaño
On behalf of Luis Rodriguez Mariátegui Proaño

-(signed)	Luis Rodriguez Mariátegui Canny	-(signed)	Gladys Maria Blume Mazzini
On behalf of Maria Josefa Canny Castro

-(signed)	Juan José Cauvi A.
Lima Bar Association (CAL) Register 12009

LIST OF APPENDICES

EXHIBIT A:	Description of the Assets

EXHIBIT B:	Model of Transfer Agreement

EXHIBIT C:	Projected economic cash flow

EXHIBIT D:	Communication model for the transfer of share interests in the Limited Liability Mining Companies outlined in Points 5.2 to 5.4 (“Grancero”, “Lola” and “Pobre Diablo”)

EXHIBIT E:	Communication model for the transfer of aliquots to co-owners of the concession detailed in Point 5.1 (“Calabaza”)

EXHIBIT F:	Notice model for the exercise of the right of revocation of co-owners of the concession detailed in Point 5.1 (“Calabaza”)

EXHIBIT A TO THE OPTION AGREEMENT
DESCRIPTION OF THE ASSETS

							FILING ENTRY
NUMBER	ONLY CODE	DESCRIPTION	AREA	EXTENSION No.	HOLDER AND SHARE INTERESTS		ENTRY	CARD	REGISTRATION AREA
1	08022115X01	ALEJANDRIA	ALEJANDRIA	3.1762	DUVAZ	100% A. DUVAZ	20001179	006272	Eighth Huancayo Office
2	08021620X01	ALEJANDRIA SEGUNDA	ALEJANDRIA	0.9981	DUVAZ	100% A. DUVAZ	20001171	005271	Regional Office in and for Huancayo
3	08003104X01	CALABAZA	ALEJANDRIA	1.5105	DUVAZ - MARSONA	33% A. DUVAZ, 67% MARSANA	02008868	054251	Public Records Office in and for Lima and El Calao
4	08021630X01	DEMASIA ALEJANDRIA SEGUNDA - A	ALEJANDRIA	1.2011	DUVAZ	100% A. DUVAZ	20006851	10207	Regional Office in and for Huancayo
5	08021629X01	DEMASIA ALEJANDRIA SEGUNDA - B	ALEJANDRIA	0.5578	DUVAZ	100% A. DUVAZ	20003420	011028	Regional Office in and for Huancayo
6	08020879X01	DEMASIA NOVENA	ALEJANDRIA	0.3359	DUVAZ	100% A. DUVAZ	20005633	015304	Regional Office in and for Huancayo
7	08020675X01	DEMASIA SAL SI PUEDES TERCERO	ALEJANDRIA	0.4192	DUVAZ	100% A. DUVAZ	20001177	006270	Regional Office in and for Huancayo
8	08001848Y01	GRANCERO	ALEJANDRIA	1.3390	GRANCERO DE HYO	33.1% A. DUVAZ, 68.9% MARSANO	20006612	062407	Ninth Lima Office
9	08001925Y01	LOLA	ALEJANDRIA	1.9963	GRANCERO DE HYO	33.1% A. DUVAZ, 68.9% MARSANO	20006858	063317	Ninth Lima Office
10	08001860Y01	RIFLERO	ALEJANDRIA	0.4532	DUVAZ	100% A. DUVAZ	02004692	022086	Public Records Office in and for Lima
11		PROPIEDAD SUPERFICIAL PLANTA	PUQUIOCOCHA	21.0000	DUVAZ	100% A. DUVAZ
12	PD100466	CONC. PUQUIOCOCHA	PUQUIOCOCHA	28.0000	DUVAZ	100% A. DUVAZ	20001175	006209	Regional Office in and for Huancayo
13	08001343Y01	ALICIA	TUCTO	1.4283	DUVAZ	100% A. DUVAZ	02001857	063270	Public Records Office in and for Lima
14	08001814Y01	AMORCITO	TUCTO	1.7482	DUVAZ	100% A. DUVAZ	02004334	010179	Public Records Office in and for Lima
15	08000777Y01	AUSTRIA DUVAZ	TUCTO	2.8175	DUVAZ	100% A. DUVAZ	02004448	018001	Ninth Lima Office
16	08001950Y01	EULALIA	TUCTO	0.7716	DUVAZ	100% A. DUVAZ	02004333	010176	Ninth Lima Office
17	08001705Y01	LA CHEQUILICUATRO	TUCTO	0.8463	DUVAZ	100% A. DUVAZ	02004354	010277	Ninth Lima Office
18	08001488Y01	LA TUERCA	TUCTO	1.4548	DUVAZ	100% A. DUVAZ	02004164	047037	Ninth Lima Office
19	08001912Y01	MELCHORITA	TUCTO	0.5497	DUVAZ	100% A. DUVAZ	02004336	010183	Ninth Lima Office
20	08003521Y01	MUSSETA	TUCTO	0.7664	DUVAZ	100% A. DUVAZ	02006564	053372	Ninth Lima Office
21	08001934X01	POBRE DIABLO	TUCTO	0.5166	POBRE DIABLO DE HYO	20% A. DUVAZ, 80% OTHERS	02008868	064443	Public Records Office in anf for Lima
22	08001574Y01	QUE LOB HAY	TUCTO	0.2358	DUVAZ	100% A. DUVAZ	02004356	010201	Ninth Lima Office
23	08000997Y01	RICARDO	TUCTO	0.9277	DUVAZ	100% A. DUVAZ	02006581	53438	Regional Office in and for Lima
24	08002497X01	SARITA	TUCTO	1.4086	DUVAZ	100% A. DUVAZ	02004192	047025	Ninth Lima Office
25	0804354HY01	TUCTO CINCO	TUCTO	2.1047	DUVAZ	100% A. DUVAZ	20006801	016410	Regional Office in and for Huancayo
26	0804354GY01	TUCTO CUATRO	TUCTO	1.4086	DUVAZ	100% A. DUVAZ	20004800	015414	Regional Office in and for Huancayo
27	0804354EY01	TUCTO DOS	TUCTO	7.9285	DUVAZ	100% A. DUVAZ	20005798	015412	Regional Office in and for Huancayo
28	0804354FY01	TUCTO TRES	TUCTO	1.3915	DUVAZ	100% A. DUVAZ	20005799	010413	Regional Office in and for Huancayo
29	0804354DY01	TUCTO UNO	TUCTO	39.3523	DUVAZ	100% A. DUVAZ	20005797	016411	Regional Office in and for Huancayo
30	08001070Y01	VICTORIA	TUCTO	2.0171	DUVAZ	100% A. DUVAZ	02006183	047034	Ninth Lima Office
		TOTAL		120.0611

Exhibit B to the Option Agreement

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the Agreement for the Transfer of Assets (the “Agreement”) entered into by and between SOCIEDAD MINERA AUSTRIA DUVAZ, identified by Tax ID Number (RUC) 20100102171, with principal place of business for the purposes hereof at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09154499 and Gonzalo RODRÍGUEZ MARIÁTEGUI CANY, identified by National Identity Card (DNI) 09877652, as per powers of attorney filed in Entry 11392644 of the Registry of Companies in and for Lima and El Callao, and specifically in the Minutes of the Shareholders’ Meeting of SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., dated March 14, 2004 (“DUVAZ”); AND MINERA PERÚ COPPER S.A., identified by Tax ID Number (RUC) 20506675457, with principal place of business at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien Registration Card (DE) 000084967 and Thomas J. FINDLEY, identified by Alien Registration Card (CE) 114608, as per powers of attorney filed in Entry 11532703 of the Registry of Companies in and for Lima and El Callao, (hereinafter “MPC”), under the following terms and conditions:

ONE: Recitals

1.1                                 On [•], 2006, DUVAZ, Luis RODRÍGUEZ MARIÁTEGUI PROAÑO and Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO (jointly referred to as the “Agents”), Luis MARIÁTEGUI CANNY and Jaime RODRÍGUEZ MARIÁTEGUI BLUME (jointly referred to as “Class A Shareholders of Company B”) entered into an agreement named Master Agreement (the “Master Agreement”).

Said Master Agreement regulates, among other things, the conditions to be included in this Agreement. In this regard, this Agreement is entered into as part of a global agreement between DUVAZ, the Agents, the class “A” Shareholders of Company B and MPC.

1.2                                 On [•], 2006, DUVAZ and MPC entered into an option agreement (the “Option Agreement”) for the transfer of the assets detailed in Exhibit A to the Master Agreement (the “Assets”), which form an integral part thereof and of Exhibit A hereof.

1.3                                 On the other hand, on [•], MPC notified DUVAZ of its intention to exercise the option granted by means of the Option Agreement (the “Option”) and to acquire title of all the Assets. As a result of exercising the Option, both parties desire to enter into this Agreement.

1.4                                 Pursuant to the provisions of this Master Agreement and the Option Agreement, and in order to exercise the Option, MPC has complied with the following: (i) to pay DUVAZ the projected economic cash flow of the Assets, in accordance with Exhibit J to the Master Agreement; (ii) to pay DUVAZ’s creditors the full obligations detailed in the Schedule of Payments attached to the Master Agreement as Exhibit F; and (iii) to pay the Class “A” Shareholders of Company B the full price for the transfer of one hundred percent (100%) of class “A” shares issued by Company B in accordance with the Stock Purchase Agreement dated [•] entered into by and between the Class “A” Shareholders of Company B and MPC. [The wording of point 1.4 must be included if the Option has been exercised prior to the expiry of the term of sixty (60) months of the Option Agreement]

1.4                                 Pursuant to the provisions of this Master Agreement and the Option Agreement, and in order to exercise the Option, MPC has complied with the following: (i) to pay DUVAZ’s creditors the full obligations detailed in the Schedule of Payments attached to the Master Agreement as Exhibit F; and (ii) to pay the full price for the transfer of one hundred percent (100%) of class “A” shares issued by Company B in accordance with the Stock Purchase Agreement dated [•] entered into by and between the Class “A” Shareholders of Company B and MPC. [The wording of point 1.4 must be included if the Option has been exercised prior to the expiry of the term of sixty (60) months of the Option Agreement]

1.5                                 Simultaneously to the execution of this Agreement, DUVAZ and MPC enter into a Royalty Agreement by virtue of which MPC is obliged to pay DUVAZ a royalty on the production extracted from such Assets, under the terms and conditions set forth in said Agreement.

TWO: Purpose

In accordance with the provisions of Article 164 of the Mining Law, DUVAZ hereby transfers the ownership of the Assets to MPC in exchange for the payment of the consideration indicated in Article Three, under the remaining terms and conditions established in the Agreement.

THREE: Consideration

The parties hereto agree that as consideration for the execution of this Agreement, MPC has paid DUVAZ’s creditors the full obligations detailed in the Schedule of Payments attached to the Master Agreement as Exhibit F, or subrogated their position as debtor before certain creditors of the obligations detailed in said Exhibit. Without prejudice to the foregoing, MPC shall pay DUVAZ a royalty on the production extracted from the Assets, under the terms and conditions set forth in the royalty agreement to be entered into by and between both parties for that purpose, simultaneously with this Agreement.

DUVAZ and the Agents expressly waive any legal mortgage for the royalty referred to in the preceding paragraph, as well as any other provision foreseen in this Agreement or in the Options Agreement.

FOUR: Compliance with the Regulations for the Registration of Mining Rights

This Agreement forms part of a series of covenants adopted by the parties in order to transfer a group of mining concessions owned by different individuals and companies. Within this group the Assets subject matter of this Agreement are included. Furthermore, the considerations consist of different items and obligations assumed within the framework of a global agreement.

Without prejudice to the foregoing and with the sole purpose of enforcing the provisions set forth in the Regulations for the Registration of Mining Rights related to the obligation to assign value to each one of the Assets subject matter herein, the parties agree to assign to each one of the Assets the values indicated in Exhibit A of the Agreement, which forms an integral part hereof.

FIVE: Miscellaneous Provisions

5.1           Waiver of rights

Any non-compliance or delay by one of the parties in exercising any right contemplated herein shall not be deemed a waiver of such right. No waiver of a right contemplated herein shall be considered to have been made, unless such waiver is recorded in writing.

5.2           Notices

Any and all notices, requests, demands and any other communication required by or which may be sent under this Agreement shall be served in writing to the following addresses, fax number (with acknowledgment of receipt) or by registered mail, as follows:

To MPC

Attention:
Address:
Telephone:
Fax:
E-mail:

To DUVAZ

Attention:
Address:
Telephone:
Fax:
E-mail:

Any change of address or change in any data of the parties shall only take effect if it is notified in writing to the other party at least ten (10) calendar days in advance of the date the change of address must take place.

If any of the requirements set forth in the preceding paragraph is not complied with, the change of address or change in data shall not take effect and shall not be enforceable against the parties. Under this assumption, any and all communications and notices are to be sent to the addresses, fax numbers and persons stated in this Point, considering them validly and effectively served.

5.3                                 Assignment of contract

None of the parties may assign its interest in this Agreement without the prior written consent of the other party.

5.4                                 Headings

The headings of the Articles have been inserted for convenience and only in no case shall affect the application or interpretation thereof, since the full text of the Article and general purpose of this Agreement shall govern.

5.5                                 Partial Nullity

The invalidity, nullity or voidability of any Article or section hereof shall not affect or impair the enforceability of the remaining Articles hereof. Furthermore, it is the intention of the parties to replace any invalid, ineffective or voidable term, section or Article for a valid and enforceable Article or section in terms that are as similar as possible to those of the invalid, ineffective or voidable Article or section.

Accordingly, in the event that any section or Article of the Agreement is declared invalid or unenforceable by a competent court, judge, authority or arbitrator, the parties shall agree on their replacement for another valid Article, but with terms and effect that are as similar as possible to those of the original Article.

SIX: Applicable Law and Jurisdiction

6.1                                 Applicable Law

This Agreement shall be governed and interpreted in accordance with the laws of the Republic of Peru.

6.2                                 Applicable Jurisdiction

The parties hereby convene that they in good faith shall directly settle any dispute arising between them in relation to the interpretation, execution, validity or efficacy of this Agreement.

Should the parities in dispute fail to reach an agreement within a term of fifteen (15) calendar days, the dispute shall be settled by a De Jure Arbitration, at the request of either party, subject to the following rules:

(a)                                  The arbitration shall be conducted by an arbitration court consisting of three (3) members.

(b)                                 The arbitration shall be conducted in accordance with the Procedural Regulations of the National and International Settlement and Arbitration Centre of the Lima Chamber of Commerce (hereinafter the “Centre”) and in the event of its incapacity, by the rules established by the arbitrators.

(c)                                  Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus designated. The third arbitrator shall preside over the arbitration court.

Failure by either of the parties to appoint their respective arbitrators within a term of ten (10) calendar days, as of the date on which they are notified by the other party, indicating their intention to adopt this article and designating their respective arbitrator, the arbitrator shall be appointed by the Center.

Furthermore, failure by the two appointed arbitrators to designate the third arbitrator within a term or ten (10) calendar days, as form the date of appointment of the latter arbitrator, the third arbitrator shall be appointed by the Center.

(d)                                 In the event of the need to designate a replacement arbitrator, for any reason whatsoever, he shall be designated following the same procedure fixed for the designation of the arbitrator being replaced.

(e)                                  Initially, the fees of the arbitrators must be paid by the parties in equal proportions. After the issue of the arbitration award, the unsuccessful party must reimburse said fees to the other, pursuant to the provisions set forth in paragraph (g) of this Article and to the provisions contained in the arbitration award.

Regardless of the provisions established in the preceding paragraph, the parties convene that should any counterclaim be filed during the conduction of the arbitration proceeding, to increase the fees initially fixed by the arbitrators, the party proposing such counterclaim must exclusively pay the said additional fees. If the party proposing the counterclaim fails to pay such fees, the arbitration proceeding shall continue its course as if said counterclaim had never been filed.

It is hereby established that should the party proposing the counterclaim be favored with the issue of the final award, it shall be entitled to the reimbursement of the additional fees of the arbitrators, pursuant to the provisions set forth in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(f)                                    The costs incurred for the production of evidence during the conduction of the proceeding shall be borne by the party offering the evidence, without prejudice to the right to be reimbursed for said costs, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(g)                                 The costs and fees of the arbitration shall be borne by the unsuccessful party, including the fees of the arbitrators, the legal advisors and any other cost or expense derived from the conduction of said proceeding. The arbitration award must include its provisions on this requirement.

(h)                                 The arbitration court shall have a term of ninety (90) business days, as from the date of its installation to issue the respective arbitration award, which is final and conclusive. The arbitration court may extend the term to issue the arbitration award by up to thirty (30) additional business days.

The parties may mutually agree to request the arbitration court to order an extension of the proceeding as many times as they may deem pertinent and for the terms that they may deem convenient, in which case, the arbitration court may increase the amount of its fees.

Furthermore, the arbitration court may be entrusted to accurately settle the dispute.

(i)                                     The parties agree that should either of them file a motion to annul or challenge the arbitration award, it will be required to grant a joint and several letter of guarantee issued by a first rate bank in favor of the other, in the amount of US$1,000,000 (One Million US Dollars). The referred Letter of Guarantee, shall be granted prior to filing any appeal of this kind and shall remain in force for a minimum of one (1) year and the secured party must renew it in the event that the process for annulment has not ended within the original term of the Letter of Guarantee. The Letter of Guarantee shall be kept by a notary public of Lima selected by the party granting it. The notary public shall be instructed not to deliver the Letter of Guarantee to the other party, unless a firm and admitted court ruling has been issued against the party that filed the appeal for reversal of the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or challenge, only if it ends with a firm and admitted court ruling in favor of said party. Otherwise, the letter of guarantee shall be executed in favor of the party that filed no appeal and shall be considered a penalty by the parties. The penalty referred to herein shall not curtail the amount of the damages, costs or fees due to the party who did not file the appeal.

(j)                                     The arbitration shall be conducted in the city of Lima, Peru, and the language to be used in the arbitration proceeding shall be Spanish.

Furthermore, the parties agree that should the participation of the regular judges and courts be mandatory, the parties expressly submit to the jurisdiction of the judges and courts of the Judicial District of Lima Cercado, waiving the jurisdiction of their domiciles.

You are hereby requested, in your capacity as Notary Public, to add the clauses provided for by law, serving notice to the Public Records Office for registration thereof.

Signed in Lima, on [•], 2006

MPC	DUVAZ
Representatives:	Representatives:
Charles Graham Preble	Jaime Rodríguez Mariátegui Proaño
Thomas J. Findley	Gonzalo Rodríguez Mariátegui Canny

LIST OF APPENDICES

EXHIBIT A:                             Description of the Assets

EXHIBIT A TO THE OPTION AGREEMENT

DESCRIPTION OF THE ASSETS

							FILING ENTRY
NUMBER	ONLY CODE	DESCRIPTION	AREA	EXTENSION Ha.	HOLDER AND SHARE INTERESTS		ENTRY	CARD	REGISTRATION AREA
1	08022116X01	ALEJANDRÍA	ALEJANDRÍA	3.1762	DUVAZ	100% A. DUVAZ	20001179	006272	Eighth Huancayo Office
2	08021626X01	ALEJANDRÍA SEGUNDA	ALEJANDRÍA	0.9981	DUVAZ	100% A. DUVAZ	20001176	006271	Regional Office in and for Huancayo
3	08003104X01	CALABAZA	ALEJANDRÍA	1.6105	DUVAZ-MARSANO	33% A. DUVAZ, 87% MARSANO	02008856	058251	Public Records Office in and for Lima and El Calleo
4	08021630X01	DEMASIA ALEJANDRÍA SEGUNDA-A	ALEJANDRÍA	1.2011	DUVAZ	100% A. DUVAZ	20008581	18257	Regional Office in and for Huancayo
5	08021629X01	DEMASIA ALEJANDRÍA SEGUNDA-B	ALEJANDRÍA	0.5578	DUVAZ	100% A. DUVAZ	20003420	011025	Regional Office in and for Huancayo
6	08020879X01	DEMASIA NOVENA	ALEJANDRÍA	0.3359	DUVAZ	100% A. DUVAZ	20005893	018305	Regional Office in and for Huancayo
7	08020875X01	DEMASIA SAL SI PUEDES TERCERO	ALEJANDRÍA	0.4192	DUVAZ	100% A. DUVAZ	20001177	008270	Regional Office in and for Huancayo
8	08001848Y01	GRANCERO	ALEJANDRÍA	1.3398	GRANCERO DE HYO	33.1% A. DUVAZ, 68.9% MARSANO	20006812	052467	Ninth Lima Office
9	08001925Y01	LOLA	ALEJANDRÍA	1.9963	GRANCERO DE HYO	33.1% A. DUVAZ, 68.9% MARSANO	02006658	053397	Ninth Lima Office
10	08001860Y01	RIFLERO	ALEJANDRÍA	0.4532	DUVAZ	100% A. DUVAZ	02004692	022095	Public Records Office in and for Lima
11		PROPIEDAD SUPERFICIAL PLANTA	PUQUIOCOCHA	21.0000	DUVAZ	100% A. DUVAZ
12	P0100485	CONC. PUQUIOCOCHA	PUQUIOCOCHA	28.0000	DUVAZ	100% A. DUVAZ	20001175	008259	Regional Office in and for Huancayo
13	08001343Y01	ALICIA	TUCTO	1.4293	DUVAZ	100% A. DUVAZ	02008867	053275	Public Records Office in and for Lima
14	08001814Y01	AMORCITO	TUCTO	1.7462	DUVAZ	100% A. DUVAZ	02004334	018179	Public Records Office in and for Lima
15	08000777Y01	AUSTRIA DUVAZ	TUCTO	2.8175	DUVAZ	100% A. DUVAZ	02004448	018001	Ninth Lima Office
16	08001950X01	EULALIA	TUCTO	0.7716	DUVAZ	100% A. DUVAZ	02004333	016175	Ninth Lima Office
17	08001705X01	LA CHIQUILICUATRO	TUCTO	0.9463	DUVAZ	100% A. DUVAZ	02004354	016277	Ninth Lima Office
18	08001488Y01	LA TUERCA	TUCTO	1.4546	DUVAZ	100% A. DUVAZ	02008194	047037	Ninth Lima Office
19	08001912Y01	MELCHORITA	TUCTO	0.5497	DUVAZ	100% A. DUVAZ	02004338	016183	Ninth Lima Office
20	08003821Y01	MUSSETA	TUCTO	0.7664	DUVAZ	100% A. DUVAZ	02005654	053379	Ninth Lima Office
21	08001934Y01	POBRE DIABLO	TUCTO	0.5166	POBRE DIABLO DE HYO	20% A. DUVAZ, 80% OTHERS	02008889	058443	Public Records Office in and for Lima
21	08001574X01	QUE LOS HAY	TUCTO	0.2358	DUVAZ	100% A. DUVAZ	02004355	016281	Ninth Lima Office
23	08000997Y01	RICARDO	TUCTO	0.9277	DUVAZ	100% A. DUVAZ	02005681	53435	Regional Office in and for Lima
24	08002497X01	SARITA	TUCTO	1.4086	DUVAZ	100% A. DUVAZ	02006192	047025	Ninth Lima Office
25	0804354HY01	TUCTO CINCO	TUCTO	2.1047	DUVAZ	100% A. DUVAZ	20005801	015415	Regional Office in and for Huancayo
26	0804354GY01	TUCTO CUATRO	TUCTO	1.4086	DUVAZ	100% A. DUVAZ	20005800	015414	Regional Office in and for Huancayo
27	0804354EY01	TUCTO DOS	TUCTO	7.9285	DUVAZ	100% A. DUVAZ	20005796	015412	Regional Office in and for Huancayo
28	0804354FY01	TUCTO TRES	TUCTO	1.3915	DUVAZ	100% A. DUVAZ	20005799	015413	Regional Office in and for Huancayo
29	080435DY01	TUCTO UNO	TUCTO	39.3523	DUVAZ	100% A. DUVAZ	20005787	015411	Regional Office in and for Huancayo
30	08001071Y01	VICTORIA	TUCTO	2.6171	DUVAZ	100% A. DUVAZ	02006193	047031	Ninth Lima Office
		TOTAL		129.6511

EXHIBIT C TO THE OPTION AGREEMENT

ECONOMIC FLOW
PERIOD: YEARS 1 TO 5
(EXPRESSED IN US DOLLARS)

DETAILS		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	PERIOD
PRODUCTION	TMS	179,316	180,954	180,083	180,000	180,000	900,353

CONCENTRATES PRODUCED
COPPER	DMT	5,010	4,924	4,934	5,387	5,387	25,641
ZINC	DMT	7,888	9,299	10,847	11,173	11,173	50,380
LEAD	DMT	1,244	1,640	2,136	1,778	1,778	8,577
SILVER	OZ	660,788	695,278	799,562	737,181	737,181	3,629,990

UNIT VALUE
COPPER	US$/MT	35.00	29.24	26.86	25.20	23.26	29.04
ZINC	US$/MT	24.63	22.69	23.87	22.19	20.06	22.09
LEAD	US$/MT	7.91	8.96	10.50	7.61	7.24	8.44
UNIT VALUE	US$/MT	64.54	60.89	61.23	55.00	50.56	59.57

QUOTATIONS
COPPER	US$/MT	4,325	3,893	3,503	3,153	2,838	3,542
ZINC	US$/MT	1,725	1,553	1,397	1,258	1,132	1,413
LEAD	US$/MT	975	878	790	711	640	798
SILVER	US$/OZ	8.19	737	6.63	6.50	6.50	7.04

PRODUCTION VALUE (INCLUDING VAT)
COPPER	US$	7,472,960	6,296,849	5,755,849	5,398,528	4,981,995	29,906,181
ZINC	US$	4,602,776	4,885,749	5,114,970	4,753,513	4,296,029	23,653,037
LEAD	US$	1,685,930	1,929,236	2,250,609	1,629,075	1,550,574	9,045,424
TOTAL SALES INCOME		13,761,666	13,111,834	13,121,428	11,781,116	10,828,598	62,604,843

OPERATING COSTS
MINE	US$	4,125,323	4,037,995	3,922,008	3,223,330	3,039,444	18,848,100
CONCENTRATING PLANT	US$	1,767,883	1,754,351	1,743,335	1,721,378	1,699,421	8,688,367

GENERAL ADMINISTRATION	US$	422,808	416,429	416,011	415,971	415,971	2,087,192
TOTAL MINE - PLANT COST		6,316,014	6,208,776	6,081,354	5,380,879	5,154,836	29,121,659
OVERHEAD EXPENSES		863,606	863,606	863,606	863,606	863,606	4,318,028
SALES EXPENSES		186,950	207,750	232,572	237,835	237,835	1,102,943
VAT AND ROYALTIES		1,297,296	1,279,386	1,380,641	1,295,256	1,151,999	6,404,578
RESULT OF THE OPERATION		5,097,801	4,552,317	4,563,255	4,023,740	3,420,322	21,657,436

INCOME AND EXPENSES:
FINAL STATEMENTS OF ACCOUNTS		328,396					328,396
INVESTMENTS		1,564,872	958,074	313,720	85,422	118,219	3,040,307
FLOW AFTER INVESTMENTS		3,861,325	3,594,243	4,249,536	3,938,318	3,302,103	16,945,525

PROFIT SHARING		294,770	481,135	487,364	421,435	289,063	1,973,768
INCOME TAX		543,219	886,663	898,143	776,645	532,702	3,637,372

ECONOMIC FLOW OF THE PERIOD		3,023,336	2,226,445	2,864,028	2,740,238	2,480,338	13,334,385
OPENING BALANCE		133,385	3,156,721	5,383,166	8,247,194	10,987,432	133,385
ACCUMULATED ECONOMIC FLOW		3,156,721	5,383,168	8,247,194	10,987,432	13,467,770	13,467,770

EXHIBIT D TO THE OPTION AGREEMENT

COMMUNICATION MODEL FOR THE TRANSFER OF SHARE INTERESTS
IN THE MINING CONCESSIONS DETAILED IN POINTS 5.2. 5.3 AND 5.4
(“GRANCERO”, “LOLA” AND “POBRE DIABLO”)

Notarized Letter

Lima, [   •   ], 200_

Messrs.
Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo

Attention: The General Manager

Reference: Transfer of share interests issued by Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo

Dear sirs,

We hereby inform you that on [   •   ], MINERA PERÚ COPPER S.A. has delivered SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (“DUVAZ”) a purchase offer for all the share interests owned by DUVAZ in SOCIEDAD DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, which are equivalent to 33.33% of its capital stock.

The value agreed to be assigned to the 33.33% of the share interests of SOCIEDAD DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, holder of “Grancero” and “Lola” mining concessions amounts to US$1,988,600 (One Million Nine Hundred Eighty Eight Thousand Six Hundred US Dollars). The terms and other conditions for the transfer of share interests are contained in the Model Agreement attached to this communication.

In this context, and pursuant to the provisions set forth in Article 201 of the Consolidated Text of the Mining Act, approved by Supreme Executive Order 014-92-EM, we kindly request you to inform of this communication to the other partners of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, within the term of three (3) business following receipt hereof, in order that within the term of fifteen (15) calendar days after being notified, so they may exercise, if applicable, the right of first refusal established in said regulation.

Any notice, request, consent or other communication to be sent in relation to this letter must be issued in writing as follows:

Messrs.
Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodríguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja
LIMA 41 - PERÚ

CC :                         Minera Perú Copper S.A.
Attention: Charles Graham Preble
Av. San Borja Norte 1302, San Borja
LIMA 41 – PERÚ

The notices sent to addresses and persons different from those mentioned herein shall be considered as if not executed.

If the other partners of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO fail to inform us of their intention to purchase the share interests of DUVAZ under the same or better conditions than those indicated within the term provided for by law, it shall be understood that they are not interested in the aforementioned acquisition, being DUVAZ entitled to transfer to MINERA PERÚ COPPER S.A. the share interests owned by our company issued by SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO.

Yours truly,

[ • ]	[ • ]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERÚ COPPER S.A.

Notarized Letter

Lima, [•], 200_

Messrs.
Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo

Attention: The General Manager

Reference: Transfer of share interests issued by Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo

Dear sirs,

We hereby inform you that on [•], MINERA PERÚ COPPER S.A. has delivered SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (“DUVAZ”) a purchase offer for all the share interests owned by DUVAZ in SOCIEDAD DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, which are equivalent to 20% of its capital stock.

The value agreed to be assigned to the 20% of the share interests of SOCIEDAD DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO, amounts to US$326,000 (Three Hundred Twenty Six Thousand Six Hundred US Dollars). The terms and other conditions for the transfer of share interests are contained in the Model Agreement attached to this notice.

In this context, and pursuant to the provisions set forth in Article 201 of the Consolidated Text of the Mining Act, approved by Supreme Executive Order 014-92-EM, we request you to inform of this notice to the other partners of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO, within the term of three (3) business following receipt hereof, in order that within the term of fifteen (15) calendar days after being notified, may exercise, if applicable, the right of first refusal established in said rule.

Any notice, request, consent or other communication to be sent in relation to this letter must be issued in writing as follows:

Messrs.

Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodríguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja
LIMA 41 - PERÚ

CC :                  Minera Perú Copper S.A.
Attention: Charles Graham Preble
Av. San Borja Norte 1302, San Borja
LIMA 41 - PERÚ

The notices sent to addresses and persons different from those mentioned herein shall be considered as if they would have not been executed.

If the other partners of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO fail to inform us of their intention to purchase the share interests of DUVAZ under the same or better conditions than those indicated within the term provided for law, it shall be understood that they are not interested in the aforementioned acquisition, being DUVAZ entitled to transfer to MINERA PERÚ COPPER S.A. the share interests owned by our company issued by SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO.

Yours truly,

[ • ]	[ • ]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERÚ COPPER S.A.

EXHIBIT E TO THE OPTION AGREEMENT

COMMUNICATION MODEL FOR THE TRANSFER OF ALIQUOTS
TO CO-OWNERS OF THE CONCESSION DETAILED IN POINT 5.1 (“CALABAZA” )

Lima, [•], 200_

Messrs.
[Write the name of the recipient]

Reference: Transfer of aliquots in “Calabaza” mining concession

Dear sirs,

We hereby inform you that on [•], SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (“DUVAZ”) has entered into an agreement for the transfer of assets, including the aliquots owned by it in the “Calabaza” mining concession, in favor of MINERA PERÚ COPPER S.A.

As you know, the mining concession named “Calabaza” was jointly owned by DUVAZ and yourselves, DUVAZ being granted the rights and actions of one aliquot equivalent to the 33.33% of the aforementioned concession.

By virtue of the transfer made, MINERA PERÚ COPPER S.A. is now the holder of the abovementioned aliquot equivalent to the 33.33% of the mining concession named “Calabaza”. This transfer has been registered in [•]1

Any notice, request, consent or other communication to be sent in relation to this letter must be issued in writing as follows:

Messrs.
Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodríguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja
LIMA 41 — PERU

CC :                  Minera Perú Copper S.A.
Attention: Charles Graham Preble
Av. San Borja Norte 1302, San Borja
LIMA 41 — PERU

The notices sent to addresses and persons different from those mentioned herein shall be considered as if they would have not been executed.

Yours truly,

[•]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.

1 Details of the filing before the Public Records Office.

EXHIBIT E-1 TO THE OPTION AGREEMENT

NOTICE MODEL FOR THE EXERCISE OF THE RIGHT OF REVOCATION
OF THE CO-OWNERS OF THE CONCESSION DETAILED IN POINT 5.1
(“CALABAZA”)

NOTICE

Pursuant to the provisions set forth in Article 1596 of the Civil Code, we hereby inform the heirs of Tomas MARSANO GUTIÉRREZ and Clotilde CAMPODÓNICO Viuda DE MARSANO: Ernesto LEGUÍA SERVAT, Carlos LEGUÍA SERVAT, Tomás LEGUÍA SERVAT, Rossana LEGUÍA SERVAT, Tomás Héctor MATTELLINI MARSANO, Raymundo MORALES DASSO, Delia REVOREDO MARSANO, Jaime REVOREDO MARSANO, Susana LA ROSA Viuda DE DEACON, Luis A. DEACON LA ROSA, María Catalina ILICH Viuda DE DEACON, Gustavo DEACON ILICH, Alejandro DEACON ILICH, María Catalina DEACON ILICH, María Catalina DEACON ILICH (sic), María Clotilde DEACON ILICH, Carlos Eugenio DEACON ILICH, Carmen MARSANO PORRAS, María Teresa CONROY DE MARSANO, Andrés MARSANO CONROY, Verónica MARSANO CONROY, Claudia MARSANO CONROY, Violeta DE LA ROSSA Viuda DE MARSANO, Tomás Victor MARSANO DELLA ROSSA, Violeta MARSANO DELLA ROSSA, Enrique MARSANO DELLA ROSA, Marco Antonio GUEZZI VARGAS, Sandra GARCÍA MARSANO, Antonella GUEZZI MARSANO and Matilde MARSANO MIRO QUESADA, the following:

On [   •   ], SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. and MINERA PERÚ COPPER S.A. entered into an Agreement for the Transfer of Assets, including the aliquots owned by DUVAZ in the “Calabaza” mining concession, which were jointly owned with the heirs of Tomás MARSANO GUTIÉRREZ and Clotilde CAMPODÓNICO Viuda DE MARSANO, SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. being granted the rights and actions on the 33.33% of the mining concession.

Consequently, by virtue of the transfer made, MINERA PERÚ COPPER S.A. is now the holder of the abovementioned aliquot equivalent to the 33.33% of the mining concession named “Calabaza”. This transfer has been registered in [   •   ]2

Any notice, request, consent or other communication to be sent in relation to this notice must be issued in writing as follows:

Messrs.

Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodríguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja

2 Details of the filing before the Public Records Office.

CC :                       Minera Perú Copper S.A.
Attention: Charles Graham Preble
Av. San Borja Norte 1302, San Borja

The notices sent to addresses and persons different from those mentioned herein shall be considered as if they would have not been delivered.

Lima, [   •   ], 200_

SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERU COPPER S.A.

RICARDO FERNANDINI BARREDA

ATTORNEY AT LAW AND NOTARY PUBLIC IN AND FOR LIMA

I DO HEREBY CERTIFY THAT the foregoing is a true and exact copy of the original, which has been produced before me and consisting of thirty nine (39) pages, which I seal and initial pursuant to law.

Lima, October 16, 2006

(signed)          Ricardo Fernandini Barreda
Attorney at Law and Notary Public in and for Lima / Seal

Seal of the Notaries Association in and for Lima

CE/CPS-mcp-GV
272745K6.20